Exhibit 99.1

Wix Announces Proposed Private Offering of $350 million of Convertible Senior Notes

NEW YORK, June 20, 2018 – Wix.com Ltd. (Nasdaq: WIX) (“Wix”), a leading global web development platform, today announced its intention to offer, subject to market conditions and other factors, $350 million aggregate principal amount of Convertible Senior Notes due 2023 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, Wix expects to grant the initial purchasers of the Notes a 13-day option to purchase up to an additional $52.5 million aggregate principal amount of the Notes solely to cover over-allotments.

The final terms of the Notes, including the initial conversion price, interest rate and certain other terms, will be determined at the time of pricing of the Offering. When issued, the Notes will be senior, unsecured obligations of Wix. Interest on the Notes will be payable semi-annually in arrears, and the Notes will mature on July 1, 2023, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to January 1, 2023, the Notes will be convertible at the option of holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at any time until the close of business on the second scheduled trading day immediately prior to the maturity date. The Notes will be convertible into cash, ordinary shares of Wix or a combination thereof, with the form of consideration determined at Wix’s election. The Notes will not be redeemable at Wix’s option prior to their maturity date except in the event of certain tax law changes.

In connection with the pricing of the Notes, Wix expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the Offering or their respective affiliates and/or other financial institutions (in this capacity, the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the ordinary shares of Wix upon any conversion of Notes and/or to offset any cash payments Wix is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers of the Offering exercise their option to purchase additional Notes, Wix expects to enter into additional capped call transactions with the Option Counterparties.

Wix has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase ordinary shares of Wix and/or enter into various derivative transactions with respect to the ordinary shares of Wix concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ordinary shares of Wix or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares of Wix and/or by purchasing or selling ordinary shares or other securities of Wix in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the ordinary shares of Wix or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares of Wix and value of the consideration that holders of Notes will receive upon conversion of the Notes.

In addition, if any such capped call transactions fail to become effective, whether or not the Offering is completed, the Option Counterparties party thereto or their respective affiliates may unwind their hedge positions with respect to the ordinary shares of Wix, which could adversely affect the value of the ordinary shares of Wix and, if the Notes have been issued, the value of the Notes.

Wix intends to use a portion of the net proceeds from the Offering to pay the cost of the capped call transactions. Wix intends to use any remaining net proceeds from the Offering for general corporate purposes. If the initial purchasers exercise their option to purchase additional Notes, Wix expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and for general corporate purposes.

The Notes will be offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Wix potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, the Notes and such shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Wix issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 130 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix’s headquarters are in Tel Aviv with offices in Be’er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, about whether Wix will be able to consummate the Offering, the terms of the Offering and the capped call transactions, expectations regarding actions of the Option Counterparties and their respective affiliates and the satisfaction of customary closing conditions with respect to the Offering. The words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially, including (i) changes as a result of market conditions or for other reasons, (ii) the risk that the Offering will not be consummated, (iii) the risk that the capped call transactions will not become effective and (iv) the impact of general economic, industry or political conditions in the United States or internationally.

The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those more fully described in Wix’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2018. Further information on potential risks that could affect actual results will be included in the subsequent periodic and current reports and other filings that Wix makes with the Securities and Exchange Commission from time to time.

Investor Relations:

Maggie O’Donnell

ir@wix.com

415-223-2624

Media Relations:

Vivian Hernandez

pr@wix.com

415-517-6539